

Locafy

Publishing Products 2025

Nasdaq: LCFY | LCFYW


Locafy
Publishing solutions powered by proprietary SEO technology delivering online visibility faster at a lower cost

Locafy

Publishing solutions delivering visibility for any business category in major markets

The goal of any business looking to reach new customers is to be found online by people looking for what they do or what they sell.

Historically that has been a complex, time consuming and expensive exercise for many business owners, often with limited results.

At Locafy, we have developed publishing solutions that are both fast acting and cost effective. Our core product suite includes:

- **Business Listing publishing and syndication**
- **SEO rich landing page publishing**
- **Google Business Profile boosting**
- **Article creation and publishing**

All of which are designed to increase online prominence



…your business is situated in one location, but your potential customers are all around you.


CUSTOMER
CUSTOMER
CUSTOMER
YOU

Locafy

Surprising Local SEO Facts

46% of all searches are for local products and services

Question: So, what is Google looking for to determine what to showcase at the top of Local Pack and organic search results?

Answer - three things....

RELEVANCY - does the content in your website and Google Business profile (GBP) match the search query?

DISTANCE - does your business provide the service in the immediate proximity of the search query?

PROMINENCE - how well known is your business based on site traffic, brand authority (according to Google), reviews and the overall consistency of your online presence?



Locafy

There are only three ways to be on Page 1

99% of consumers do not go past Page 1 of search results

1.Buy Google Ads - pay every time a potential customer clicks on your ad. Majority of searchers (90%+) will skip over ads to get to organic results.

2. "Local Pack" - according to a study by Neil Patel of over 100,000 urls, The Top Results in the Local Pack receives 44% of all the clicks on mobile devices.

3. "Organic Search Results" deliver a whopping 62% of organic traffic to local websites (mobile and desktop), with Top 3 rankings driving the majority.


local plumber
Local Plumber Near Me - $0 Call Out Fee - Free Quotes
Book Online Now
Hot Water System Repairs
Plumber
Dorrington Plumbing, Gas & Electrical
J. Sutton Plumbing & Gas Services
Smartfix Electrical, Air Con & Plumbing
Hilton Plumbing | Plumbers Perth | Hot Water | Leak Detection ...
The Plumbing And Gas Guys: Plumbers Perth | Hot Water ...


Locafy

Publishing checklist for success

Achieve success in search with four simple checkpoints

1. **Accurate Business Profile,** syndicated onto sites that have domain authority in order to generate “trust” with Google.

1. **Optimized Landing Pages,** to target specific keywords (and potentially locations). Must include authentic, relevant content.

1. **Optimized Google Business Profile** - this is a key component of your “brand” according to Google. Consistency and relevancy is essential.

1. **Third Party validation** - publish content on authoritative third party websites.



Locafy

Publishing Products
2025

Every product starts with unique, authentic business content

CORE PRODUCTS

LISTINGS: Locafy technology enables the syndication of business profiles content across 60+ authoritative digital properties including directories, apps, maps and voice platforms.

We regard Listings as an essential foundation product for any digital presence as it provides important trust signals to Google that you are a real business.

LANDING PAGES: Locafy publishes landing pages on behalf of clients that specifically target valuable relevant keywords for clients in the markets that they operate.

We do not need to touch the client's existing website - these pages are designed to complement their existing online assets

LOCAL PACK: Proper optimization is essential before applying our SEO Technology to increase the visibility of a local business in Google's Local Pack. Once that has been achieved where the business is physically located we can expand the reach of that prominence in results

ARTICLES: For immediate impact, clients can publish articles on Locafy owned assets or deploy their own publishing solution on a subdomain of their own website. Either way, this solution provides a powerful publishing option with world class SEO structure, supported by proprietary SEO technology.

WHAT WE PUBLISH

UNIQUE, AUTHENTIC BUSINESS CONTENT

- Logo
- Business Name
- Authentic Images
- Business Address
- Phone Contact
- Email Contact
- Business Category
- Business Overview
- Products Offered
- Services Offered
- Customer Reviews
- Social Media Links
- Qualifications
- Associations
- Coupons

PRODUCT GOAL

The objective of any product we publish for our clients is to increase online visibility on Page 1 of Google search results in Local Pack and organic rankings.


local plumber
Book Online Now
Hot Water System Repairs
Plumber

Business Listing Syndication to multiple authoritative platforms

PRODUCT OVERVIEW

PRODUCT DESCRIPTION: syndication of business profiles content across 60+ authoritative digital properties including directories, apps, maps and voice platforms.

WHO IS THE PRODUCT FOR: any business that is wanting to ensure their business profile is consistent wherever it is published online.

WHY SHOULD THE PRODUCT BE USED: accurate and consistent published business information builds trust with Google and AI search engines.

COMPETITIVE ADVANTAGE: once business content is managed within the Locafy platform, that content can be repurposed for other digital assets (e.g. landing pages)

HOW DOES THE PRODUCT WORK: a business owner simply enters their business content into the Locafy platform and we automate the publishing process.

COMMERCIAL TERMS: - Subscription solution, typically 12 month minimum.

DISTRIBUTION METHOD: Direct to market and Resellers

WHAT WE PUBLISH

UNIQUE, AUTHENTIC BUSINESS CONTENT

- Logo
- Business Name
- Authentic Images
- Business Address
- Phone Contact
- Email Contact
- Business Category
- Business Overview
- Products Offered
- Services Offered
- Customer Reviews
- Social Media Links
- Qualifications
- Associations
- Coupons

WHERE WE PUBLISH TO

Bulk Listing Publishing onto Locafy owned online assets

PRODUCT OVERVIEW

PRODUCT DESCRIPTION: bulk listing publishing of business content onto Locafy owned online assets.

WHO IS THE PRODUCT FOR: Listing management companies, large multi-location businesses, industry associations (together "Publishing Partners")

WHY SHOULD THE PRODUCT BE USED: forms a valuable, cost effective component of a listing syndication strategy

COMPETITIVE ADVANTAGE: Our directory publishing assets have a high Domain Authority and have a global reach across 44 countries

HOW DOES THE PRODUCT WORK: The publishing Partner connects to Locafy's Publishing API to automate the Bulk Listing Process.

COMMERCIAL TERMS: subscription solution, based on volume of listings published, typically 1-2 year minimum

DISTRIBUTION METHOD: Direct relationship with Publishing Partners

PUBLISHING PARTNERS

Our citation management partners collectively publish **24 million+ business listings** across our online publishing assets

Yext, SOCi, NerdMonster Digital Retail, uberall, Zoho, web.com, data axle, advicelocal, synup, Sulekha, BrightLocal, Reputation, TransUnion, Publitech, Location Bank

PUBLISHING ASSETS

In total, Locafy currently publishes around **60 million+ business listings** across our online publishing assets

Hotfrog, AussieWeb, pinkpages, SuperPages, SCOOP

Locafy Landing Pages that rapidly deliver prominence in organic search

PRODUCT OVERVIEW

PRODUCT DESCRIPTION: A network of web pages, published independently of the Client website, designed to rank for target keywords in specific locations.

WHO IS THE PRODUCT FOR: Any business seeking to rapidly achieve prominence in organic online search results for high value keywords. Suitable for individual local or nationals businesses or multi location franchises

WHY SHOULD THE PRODUCT BE USED: It perfectly complements a Client's existing digital assets, increasing overall online visibility.

COMPETITIVE ADVANTAGE: Typically these pages will achieve online prominence faster and at a lower cost than alternative solutions, even in competitive markets.

HOW DOES THE PRODUCT WORK: Locafy has built in an "Entity Based" SEO structure into all pages published that only require the Client to add the content to complete.

COMMERCIAL TERMS: subscription solution, based on volume of pages published, typically 12 month minimum

DISTRIBUTION METHOD: Direct to market and Resellers

WHAT WE PUBLISH

UNIQUE, AUTHENTIC BUSINESS CONTENT

- Logo
- Business Name
- Authentic Images
- Business Address
- Phone Contact
- Email Contact
- Business Category
- Business Overview
- Products Offered
- Services Offered
- Customer Reviews
- Social Media Links
- Qualifications
- Associations
- Coupons

WHERE WE PUBLISH

The content is published utilising one of our design templates or a custom theme, all of which have our proprietary SEO structure embedded and which are also aligned to our SEO Technology to accelerate performance.


navigator
CALL US NOW
Navigator Home Loans
At Navigator Home Loans we foster a client for life strategy...
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(02) 8209 6428
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Navigator Home Loans

Local Pack visibility increased and expanded

PRODUCT OVERVIEW

PRODUCT DESCRIPTION: Google Business Profile optimization and Local Pack boosting technology.

WHO IS THE PRODUCT FOR: Any business seeking to rapidly increase and expand their prominence in Local Pack search results for relevant keywords

WHY SHOULD THE PRODUCT BE USED: It increases visibility in local search results in the Local Pack, which delivers around 44% of all organic traffic to websites.

COMPETITIVE ADVANTAGE: When used in conjunction with our Landing Pages, it provides the relevance required to rapidly boost rankings in the Local Pack.

HOW DOES THE PRODUCT WORK: We utilize our proprietary SEO Technology which has taken years and millions of dollars in building.

COMMERCIAL TERMS - Subscription solution, based on volume of pages published, typically 12 month minimum

DISTRIBUTION METHOD Direct relationship with Publishing Partners

WHAT WE PUBLISH

UNIQUE, AUTHENTIC BUSINESS CONTENT

- Logo
- Business Name
- Authentic Images
- Business Address
- Phone Contact
- Email Contact
- Business Category
- Business Overview
- Products Offered
- Services Offered
- Customer Reviews
- Social Media Links
- Qualifications
- Associations
- Coupons

WHERE WE PUBLISH

The content is published in the Client Google Business Profile and optimized specifically for the purpose of increasing Local Pack prominence for relevant keywords in a targeted geographic region


South Standard
22 Aug 2024
Search Term: apartments boston
3.4
Boston

Locafy

Articles that rank for high value keywords in any market

PRODUCT OVERVIEW

PRODUCT DESCRIPTION: Advertorial content published on high Domain Authority publishing assets owned by locafy

WHO IS THE PRODUCT FOR: Any business seeking to target high value keywords in local or national markets

WHY SHOULD THE PRODUCT BE USED: The articles are typically published on contextually relevant websites, with high authority in a particular niche.

COMPETITIVE ADVANTAGE: Articles published using the Locafy platform are optimised using Entity Based SEO structure, which accelerates their prominence for target keywords in competitive markets

HOW DOES THE PRODUCT WORK: We utilize our proprietary SEO Technology which has taken years and millions of dollars in building.

COMMERCIAL TERMS - Subscription based on article volume, typically 3 month minimum

DISTRIBUTION METHOD Direct and to market and Resellers

WHAT WE PUBLISH

UNIQUE, AUTHENTIC BUSINESS CONTENT

The content can either be provided by the client in a finished format or they can use our AI Generative Article generator to create a unique article. It can include:

- Written content
- Images
- Links
- Videos
- Reviews

WHERE PUBLISH

The article can be published on a relevant Locafy publishing asset or on a subdomain of a client website. In both instances the articles are published utilizing Locafy Publishing and SEO Technology.

The results speak for themselves - we can target **any keyword in any market** with confidence.

Keyword	Start	Page	Rank	1d	Life
best online pokies	4	1	1	–	3
online pokies sites	4	1	1	1	3
best rated online pokies sites	2	1	1	–	1
online pokies casino	5	1	2	–	3
pokies consinos	4	1	2	–	2
online pokies	5	1	4	–	1
real cash online pokies	19	1	6	–	13
fantastic online gambling	10	1	6	–	4
best online pokies game	6	1	7	–	1
real money online pokies	17	1	7	–	10
best online casino canada picks	9	1	7	–	2
online gambling sites	> 100	1	9	–	91

Analytics that demonstrate the value of our products

REPORTING / ANALYTICS

KEYWORDS: we track the performance of the target keywords for every produce we deploy plus the keywords that we are able to successfully get the product to rank for. We track the SERP performance of every keyword and link out to the live search results to prove performance.

IMPRESSIONS: We track the impressions the product is generating in SERP results and provide month to month comparison

CLICKS / CTR: we track every click and the corresponding click-through-rate for every campaign, whether it is a single article page or a giant landing page deployment

MAP INTERACTIONS: every call, website referral, request for directions is built into our dashboard. We also track Local Pack ranking in a radius of up to 10 mile from a business location.

There is so much more that we track….every campaign is connected to Google Search Console and GA and we utilise a range of proprietary and third party tools to track keyword performance.


4 WEEKS
12 WEEKS
3 MONTHS
6 MONTHS
ADVANCED ANALYTICS
THIS PERIOD 1 JULY 2024 - 30 SEPTEMBER 2024 COMPARED TO PREVIOUS PERIOD 1 APRIL 2024 - 30 JUNE 2024
Total Search Impressions Last 3 Months
14K
109%
Compared to 6.7K in the prior 3 Months
Total Search Impressions from your GBP in the last 3 Months
Total Map Impressions Last 3 Months
3.6K
45%
Compared to 2.5K in the prior 3 Months
Total Map Impressions from your GBP in the last 3 Months
Total Website Clicks Last 3 Months
2K
2.9%
Compared to 1.9K in the prior 3 Months
Total Website Clicks from your GBP in the last 3 Months
Total Phone Calls Last 3 Months
306
44%
Compared to 213 in the prior 3 Months
Total Phone Calls from your GBP in the last 3 Months


South Standard
01 Aug 2024
3.9
Boston


South Standard
22 Aug 2024
3.4
Boston



Product Objectives
2025

Core Product Objectives for 2025

Automation : Each of our publishing products have been proven successful in key markets. Next step - automate end to end production processes

Go to Market Approach: Our target customers include:.

EXISTING API PARTNERS - The intention is to automate landing page and article production from the data we already publish on their client's behalf.

INDUSTRY GROUPS: - large single focus industry groups seeking prominence for their members e.g. Real Estate, Home Services, mortgage brokers

LARGE MARKETING AGENCIES - agencies that primarily deal with franchise groups or large multi location businesses seeking scale and efficiency

Traction and momentum leading into 2025

EXISTING API PARTNERS - API being developed to enable automated production,. Expected delivery by March 2025.

INDUSTRY GROUPS: - currently working with two large industry groups in USA on POCs.

LARGE MARKETING AGENCIES - POCs underway with large Australian Agency and expect large USA agency in early 2025 to commence POC

Locafy

The automated path to Prominence in organic search and maps

Automate the **4 Step Process** to **gain prominence** in **local search** for any service in any market at **less cost** and **less time** than traditional publishing methods

1

Produce relevant, high quality, unique and authentic **content** related to your business

Create Business Content

2

Publish your **Business Listing** across multiple directories, search engines, apps and maps

Syndicate Business Listing

3

Utilise Business Listing content to auto generate **Landing Pages** with target keywords / locations

Deploy Landing Pages

4

Utilise your Landing Pages to boost the prominence of your Google Business Profile in the **Local Pack**

Boost Local (Map) Pack

Core Product Objectives for 2025

Build / buy more publishing assets : Utilising our publishing and SEO expertise to build / buy and optimize niche content websites

Go to Market Approach: Our target customers include:.

EXISTING MEDIA CLIENTS - we have existing contracts with Media groups in Australia and the USA which have been announced to market.

NEW MEDIA CLIENTS - large single focus publishers or industry groups seeking prominence for their category.

ACQUISITIONS - selectively targeting potential acquisitions of niche content sites to monetise via advertising and articles

Traction and momentum leading into 2025

EXISTING MEDIA CLIENTS - Publishing article solutions commenced in December 2024 quarter.

NEW MEDIA CLIENTS - commence approaching new prospects once quality case studies are generated on existing projects

ACQUISITIONS - Maintain a constant review of opportunities

Locafy

Thank You

